SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO-I

(Amendment No. 5)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PDL BioPharma, Inc.

(Name of Subject Company (Issuer))

PDL BioPharma, Inc.

(Names of Filing Persons (Offeror))

2.875% Convertible Senior Notes due February 15, 2015

(Title of Class of Securities)

69329Y AB0 69329Y AA2

(CUSIP Number of Class of Securities)

Danny Hart Associate General Counsel PDL BioPharma, Inc. 932 Southwood Boulevard Incline Village, Nevada 89451 Telephone: (775) 832-8500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Dhiya El-Saden Gibson, Dunn & Crutcher LLP 333 South Grand Ave. Los Angeles, CA 90071 Telephone: (213) 229-7000

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$180,000,000(1)	$20,628(2)

(1)	Calculated solely for purposes of determining the filing fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended. The transaction value is $180,000,000, which is based upon the aggregate principal amount of the 2.875% Convertible Senior Notes due February 15, 2015, as of November 9, 2011.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $114.60 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $20,628	Filing Party: PDL BioPharma, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: November 15, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO-I

This Amendment No. 5 (this Amendment) amends and supplements the Issuer Tender Offer Statement on Schedule TO-I filed with the Securities and Exchange Commission (the SEC) on November 15, 2011, as amended and supplemented by Amendment No. 1 to Schedule TO-I filed with the SEC on December 8, 2011, Amendment No. 2 to Schedule TO-I filed with the SEC on December 13, 2011, Amendment No. 3 to Schedule TO-I filed with the SEC on December 19, 2011, and Amendment No. 4 to Schedule TO-I filed with the SEC on January 4, 2012 (as amended or supplemented from time to time, the Schedule TO-I), pursuant to Section 13e-4 of the Securities Exchange Act of 1934, as amended, by PDL BioPharma, Inc., a Delaware corporation (PDL or the Company), in connection with an offer (the Exchange Offer) by PDL to exchange, for each $1,000 principal amount of the Company’s 2.875% Convertible Senior Notes due February 15, 2015 (the Old Notes), $1,000 principal amount of 2.875% Series 2012 Convertible Senior Notes due February 15, 2015 (the New Notes), and a cash payment. The Company’s offer was made upon the terms and subject to the conditions set forth in the Offering Memorandum dated November 15, 2011, as amended and supplemented by Supplement No. 1 to Offering Memorandum dated December 7, 2011, Supplement No. 2 to Offering Memorandum dated December 12, 2011, and Supplement No. 3 to Offering Memorandum dated December 19, 2011 (as amended or supplemented from time to time, the Offering Memorandum), and in the related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(i), (a)(1)(v), (a)(1)(vi) and (a)(1)(vii), in the case of the Offering Memorandum, and Exhibit (a)(1)(ii), in the case of the Letter of Transmittal, to the Schedule TO-I (which together, as amended or supplemented from time to time, constitute the Exchange Offer).

This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. All information in the Exchange Offer is expressly incorporated herein by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11.	Additional Information.

Item 11 of the Schedule TO-I is hereby amended and supplemented by adding the following information to the end thereof:

On January 5, 2012, PDL issued a press release announcing the settlement and final results of the Exchange Offer, which expired at 5:00 p.m., New York City time, on January 3, 2012. A copy of such press release is filed as Exhibit (a)(5)(iv) hereto and is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO-I is hereby amended and supplemented by adding the following exhibit:

(a)(5)(iv)     Press Release, dated January 5, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

PDL BIOPHARMA, INC.

/S/ JOHN P. MCLAUGHLIN
Name:	John P. McLaughlin
Title:	President and Chief Executive Officer

Date: January 5, 2012

Index to Exhibits

Exhibit Number	Description

(a)(1)(i)	Offering Memorandum, dated November 15, 2011.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Letter to brokers, dealers, commercial banks, trust companies and other nominees.*

(a)(1)(iv)	Form of Letter to Clients for use by brokers, dealers, commercial banks, trust companies and other nominees.*

(a)(1)(v)	Supplement No. 1 to Offering Memorandum, dated December 7, 2011.**

(a)(1)(vi)	Supplement No. 2 to Offering Memorandum, dated December 12, 2011.***

(a)(1)(vii)	Supplement No. 3 to Offering Memorandum, dated December 19, 2011.****

(a)(5)(i)	Press Release, dated November 15, 2011 (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K filed on November 15, 2011).

(a)(5)(ii)	Press Release, dated December 12, 2011 (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K/A filed December 12, 2011).

(a)(5)(iii)	Press Release, dated January 3, 2012 (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K filed January 4, 2012).

(a)(5)(iv)	Press Release, dated January 5, 2012 (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K filed January 6, 2012).

(d)(1)	Indenture between the Company and The Bank of New York Mellon Trust Company, N.A., as Trustee, dated May 16, 2011 (incorporated by reference to Exhibit 4.1 to PDL’s Quarterly Report on Form 10-Q for the period ended June 30, 2011).

(d)(2)	Supplemental Indenture between the Company and The Bank of New York Mellon Trust Company, N.A., as Trustee, dated May 16, 2011 (incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K filed May 16, 2011).

(d)(3)	Indenture between the Company and The Bank of New York Mellon Trust Company, N.A., dated as of November 1, 2010 (incorporated by reference to Exhibit 4.1 to Quarterly Report on Form 10-Q filed November 9, 2010).

(d)(4)	Second Revised Form of Indenture between the Company and The Bank of New York Mellon Trust Company, N.A. relating to the New Notes.****

(g)	None.

(h)	None.

*	Previously filed on Schedule TO-I dated November 15, 2011.
**	Previously filed on Amendment No. 1 to Schedule TO-I dated December 8, 2011.
***	Previously filed on Amendment No. 2 to Schedule TO-I dated December 13, 2011.
****	Previously filed on Amendment No. 3 to Schedule TO-I dated December 19, 2011.